The [redacted]mission,
Di[redacted]
45(
Wa
U.

06016989

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

FILE NO. 82.4524

CO/S&B/PCR/2006/2597 — 31-08-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

LISTING AGREEMENT: CLAUSE 36
SHARING OF BANK'S ATM NETWORK WITH OTHER BANKS

We enclose for your information a copy of our letter No.CO/S&B/PCR/2595 dated the August 31,2006 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

PROCESSED
SEP 25 2006
THOMSON FINANCIAL

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

SEC MAIL PROCESSING
RECEIVED

dlw 9/20

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 02.4524

CO/S&B/PCR/2006/2595 31-08-2006

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
SHARING OF BANK'S ATM NETWORK WITH OTHER BANKS

In terms of Clause 36 of the Listing Agreement, we advise that the Bank had entered into an agreement regarding bilateral sharing of ATMs with Bank of Rajasthan on August 31, 2006.

Yours faithfully,

For General Manager
(Shares & Bonds)

S.B.I. C.O. Mumbai

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

FILE NO. 82-4524

CO/S&B/PCR/2006/ 2509 18-08-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
RAISING OF UNSECURED AND RATED RUPEE
INNOVATIVE PERPETUAL DEBT INSTRUMENTS/
UPPER TIER II/ LOWER TIER II SUBORDINATED DEBT BONDS
NOT EXCEEDING Rs 5000 CRORES

We enclose for your information a copy of our letter No.CO/S&B/PCR/2502 dated the August 18, 2006 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

RECEIVED
SEP 1 9 2006
156
WASH, D.C. PROCESSING SECTION

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/PCR/2006/2502 18-08-2006

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
RAISING OF UNSECURED AND RATED RUPEE INNOVATIVE PERPETUAL DEBT INSTRUMENTS/ UPPER TIER II/ LOWER TIER II SUBORDINATED DEBT BONDS NOT EXCEEDING Rs 5000 CRORES

In terms of Clause 36 of the Listing Agreement, we advise that the Executive Committee of the Central Board (ECCB) of SBI has in its meeting held on the 17TH August 2006, approved the raising of unsecured and rated rupee Innovative Perpetual Debt Instruments/ Upper Tier II/ Lower Tier II Subordinated Debt by way of bonds, not exceeding Rs 5,000 crores during the remaining part of Financial Year 2006-07, in tranches, with a minimum maturity period of over 60 months as per RBI guidelines, through structured deals or by Private Placement or Book building process.

Yours faithfully,

General Manager
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.